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06050292

TATES
ANGE COMMISSION
).C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2005 (MM/DD/YY) AND ENDING 09/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raymond James (USA) Ltd.
(formerly Raymond James Ltd. (USA), Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 2200 - 925 West Georgia Street
(No. and Street)

Vancouver (City) British Columbia, Canada (State) V6C 3L2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sandra Richard (604) 654-1223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG,LLP, Chartered Accountants (Mr. Carlo De Mello)
(Name – *if individual, state last, first, middle name*)

PROCESSED
DEC 2 6 2006
THOMSON
FINANCIAL

777 Dunsmuir St. PO Box 10426 Pacific Centre, Vancouver, BC Canada V7Y 1K3
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BM

Financial Statements and Schedules
(Expressed in United States dollars)

RAYMOND JAMES (USA) LTD.

(Formerly Raymond James Ltd (USA), Inc.)

Years ended September 30, 2006 and 2005

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

AUDITORS' REPORT TO THE STOCKHOLDER

We have audited the accompanying statements of financial condition of Raymond James (USA) Ltd. (formerly Raymond James Ltd (USA), Inc.) as at September 30, 2006 and 2005 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended respectively, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at September 30, 2006 and 2005 and the results of its operations, the changes in stockholder's equity and its cash flows for the years then ended respectively, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants

Vancouver, Canada
November 3, 2006

RAYMOND JAMES (USA) LTD.

(Formerly Raymond James Ltd. (USA), Inc.)

Statements of Financial Condition
(Expressed in United States dollars)

September 30, 2006 and 2005

	2006	2005
		(Restated - note 2(b))
Assets		
Cash and cash equivalents	$ 1,810,519	$ 1,096,817
Deposits in compliance with reserve requirements (note 3)	822,648	539,648
Securities owned (note 4)	-	11,205
Clearing deposits (note 5)	-	253,422
Clients and brokers receivable (note 7)	16,454,066	29,985,735
Due from related party (note 7)	506,053	-
Other assets	930	8,827
	$ 19,594,216	$ 31,895,654
Liabilities and Stockholder's Equity		
Clients and brokers payable (note 7)	$ 16,447,664	$ 29,985,199
Securities sold short (note 4)	-	777
Other accounts payable	225,310	185,516
Due to related party (note 7)	-	142,244
	16,672,974	30,313,736
Stockholder's equity:		
Capital stock (note 6)	1,045,000	45,000
Retained earnings	1,876,242	1,536,918
	2,921,242	1,581,918
	$ 19,594,216	$ 31,895,654

See accompanying notes to financial statements.

RAYMOND JAMES (USA) LTD.

(Formerly Raymond James Ltd. (USA), Inc.)

Statements of Operations
(Expressed in United States dollars)

Years ended September 30, 2006 and 2005

	2006	2005
Revenue:		
Net commission income (note 7)	$ 607,198	$ 460,953
Gain on sale of shares	30,096	-
Interest income	93,808	36,668
Foreign exchange gain/(loss)	(677)	1,586
	730,425	499,207
Expenses:		
Clearance charges	13,462	985
Net trading loss	145,429	22,755
Write-down of investment	-	10,620
	158,891	34,360
Earnings before income taxes	571,534	464,847
Income taxes	232,210	188,107
Net earnings	$ 339,324	$ 276,740

See accompanying notes to financial statements.

Statement of Changes in Stockholder's Equity
(Expressed in United States dollars)

Years ended September 30, 2006 and 2005

	Common shares	Retained earnings	Total
Balance, September 30, 2004	$ 45,000	$ 1,260,178	$ 1,305,178
Net earnings - year ended September 30, 2005	-	276,740	276,740
Balance, September 30, 2005	45,000	1,536,918	1,581,918
Issue of common shares	1,000,000	-	1,000,000
Net earnings - year ended September 30, 2006	-	339,324	339,324
Balance, September 30, 2006	$ 1,045,000	$ 1,876,242	$ 2,921,242

See accompanying notes to financial statements.

RAYMOND JAMES (USA) LTD.

(Formerly Raymond James Ltd. (USA), Inc.)

Statements of Cash Flows
(Expressed in United States dollars)

Years ended September 30, 2006 and 2005

	2006	2005
Cash provided by (used in):		
Operations:		
Net earnings	$ 339,324	$ 276,740
Gain on sale of NASD shares	(30,096)	-
Loss on write-down of investment	-	10,620
Change in non-cash operating working capital (note 9)	(633,902)	(120,725)
	(324,674)	166,635
Financing:		
Proceeds from common share issue (note 6)	1,000,000	-
Proceeds from sale of NASD shares	38,376	-
	1,038,376	-
Increase in cash and cash equivalents	713,702	166,635
Cash and cash equivalents, beginning of year	1,096,817	930,182
Cash and cash equivalents, end of year	$ 1,810,519	$ 1,096,817
Cash and cash equivalents consist of:		
Cash	$ 1,459,393	$ 757,407
Term deposits	351,126	339,410
	$ 1,810,519	$ 1,096,817

Supplemental cash flow information (note 9)

See accompanying notes to financial statements.

1. Operations:

Raymond James (USA) Ltd. (formerly Raymond James Ltd (USA), Inc.) (the "Company") is incorporated under the Canada Business Corporations Act. The Company was previously incorporated under the laws of the State of New York, U.S.A., then merged with a newly incorporated Arizona company for purposes of continuance as an existing corporation under the Canada Business Corporations Act on September 15, 2006. The Company is registered as a broker in the United States of America and is a wholly owned subsidiary of Raymond James Ltd., a Canadian registered investment dealer and member of Investment Dealers Association of Canada, Canadian Investor Protection Fund, the Toronto Stock Exchange, TSX Venture Exchange and the Montreal Exchange.

The Company is a broker-dealer registered with the United States Securities and Exchange Commission and is a member of National Association of Securities Dealers Inc., and Securities Investor Protection Corporation.

2. Significant accounting policies:

(a) Financial statement presentation:

The financial statements are presented in accordance with accounting principles generally accepted in United States of America.

(b) Securities transactions:

Effective October 1, 2005, the Company adopted the trade date basis of accounting for its agency securities transactions.

The Company adopted this policy on a retrospective basis and, accordingly, clients and brokers receivable and payable balances as at September 30, 2005 have been restated from $2,621,735 and $2,621,199 respectively to $29,985,735 and $29,985,199 respectively in order to reflect the change in accounting principles.

(c) Securities owned and securities sold short:

Securities owned and sold short are valued at fair value as at close of business at the balance sheet date.

(Expressed in United States dollars)

2. Significant accounting policies (continued):

(d) Income taxes:

The Company follows the asset and liability method in accounting for income taxes as prescribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("FAS 109"). FAS 109 requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in the Company's financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes. As at September 30, 2006 and 2005, the Company's tax basis in its assets and liabilities was equal to its financial statement basis amounts for such assets and liabilities.

(e) Cash and cash equivalents:

Cash equivalents are investments that are held for less than 90 days and are readily convertible into known amounts of cash.

(f) Financial instruments:

The carrying value of cash and term deposits, deposits in compliance with reserve requirements, clearing deposits, clients and brokers receivable, interest receivable, due to/from related party, clients and brokers payable and other accounts payable approximate their carrying value due to the short-term maturities of these instruments.

(g) Investments:

Investments are classified in other assets and recorded at cost, except where there is a loss in value that is determined by management to be other than temporary, in which case the investment is written down to recognize the impairment loss.

(h) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

3. Deposits in compliance with reserve requirements:

The deposit of $822,648 cash at September 30, 2006 and 2005 is held in compliance with reserve requirements. The amount required to be held on deposit under the reserve computation is $73,689 (2005 - $78,116), and is restricted.

(Expressed in United States dollars)

4. Securities owned and sold short:

Securities owned of nil (2005 - $11,205) and securities sold short of nil (2005 - $777) were comprised entirely of equities, which have no specific maturity.

5. Clearing deposits:

The deposit of nil (2005 - $253,422) was held with Pershing LLP ("Pershing") in relation to market making activities pursuant to a brokerage securities agreement dated February 18, 2005 between the Company and Pershing. The Company ceased market making activities and terminated the brokerage securities agreement on June 22, 2006.

6. Capital stock:

Authorized:

200 voting common shares without par value

	2006	2005
Issued:		
200 common shares (2005 - 180)	$ 1,045,000	$ 45,000

On February 7, 2006, the Company issued 20 common shares to Raymond James Ltd. for cash proceeds of $1,000,000.

7. Related party transactions:

Pursuant to an agreement dated October 1, 2004 between the Company and its parent Raymond James Ltd. ("RJL"), all securities and cash settlements with institutional clients, accounting, record keeping and regulatory processing and reporting services are provided to the Company by RJL. In consideration for these services, any commissions earned by the Company are allocated between the Company and RJL. Accordingly, the Company records its commission income on a net basis and does not record operating costs for these activities.

During the year ended September 30, 2006, commissions of $5,443,432 (2005 - $4,213,069) were paid to RJL. As at September 30, 2006, the Company has $505,380 (2005 - nil) receivable from RJL and an amount payable to RJL of nil (2005 - $141,273). In addition, clients and brokers receivable include amounts due from RJL of nil (2005 - $2,621,735) and clients and brokers payable include amounts due to RJL of $6,735,352 (2005 - $2,621,199).

(Expressed in United States dollars)

7. Related party transactions (continued):

Pursuant to an agreement dated February 5, 2002 between Raymond James Ltd (USA), Inc. and Raymond James Financial Services Inc. ("RJFS") all clearing of retail client securities transactions and client account maintenance services are performed by RJFS. RJFS, a United States company is owned by Raymond James Financial, Inc., the ultimate parent company of RJL. During the year ended September 30, 2006, fees of $38,603 were retained by RJFS (2005 - $20,349). As at September 30, 2006, the Company has $673 (2005 - payable $971) receivable from RJFS.

8. Net capital requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the minimum net capital shall be the greater of $250,000 or 2% aggregate debit items pursuant to Rule 15c3-3. At September 30, 2006, the Company had net capital pursuant to Rule 15c3-1 of $2,329,107 (2005 - $1,195,893) which was $2,079,107 (2005 - $945,893) in excess of its net capital requirement of $250,000.

9. Supplemental cash flow information:

	2006	2005
Change in non-cash operating working capital:		
Client and brokers, net	$ (5,866)	$ (416)
Securities owned and sold short	10,428	(10,428)
Interest receivable	(383)	(312)
Due to/from parent, net	(648,297)	164,239
Clearing deposit	253,422	(253,422)
Other payables	39,794	(20,411)
Deposit in compliance with reserve requirements	(283,000)	25
	$ (633,902)	$ (120,725)
Supplementary information:		
Taxes paid	$ 192,416	$ 208,517

10. Liabilities subordinated to the claims of general creditors:

As at and during the years ended September 30, 2006 and 2005, the Company had no liabilities which were subordinated to the claims of general creditors.

RAYMOND JAMES (USA) LTD.

(Formerly Raymond James Ltd. (USA), Inc.)

Computation of Net Capital Pursuant to SEC Rule 15c3-1 (Expressed in United States dollars)

Schedule 1

September 30, 2006 and 2005

	2006	2005
Total capital:		
Total ownership equity	$ 2,921,242	$ 1,581,918
Deductions:		
Non-allowable assets:		
Due from related party, net	505,380	-
Interest receivable and investment	930	8,827
Aged fail to deliver haircut	85,825	215,634
Haircuts on securities	-	1,564
Other deductions	-	160,000
Total deductions	592,135	386,025
Net capital	2,329,107	1,195,893
Minimum net capital required	250,000	250,000
Excess net capital	$ 2,079,107	$ 945,893

The 2006 computation does not differ materially from the computation filed on its Focus II.

RAYMOND JAMES (USA) LTD.

(Formerly Raymond James Ltd. (USA), Inc.)

Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 Schedule 2
(Expressed in United States dollars)

September 30, 2006 and 2005

As at September 30, 2006, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. Under Rule 15c3-3, the excess of total credits over total debits was $73,689 (2005 - $78,116). Therefore, the minimum reserve required under 15c3-3 as at September 30, 2006 is $73,689 (2005 - $78,116). As at September 30, 2006, the Company had $822,648 (2005 - $539,648) in cash on deposit in compliance with reserve requirements.

The above computation does not differ materially from the computation the Company filed on its Focus II.

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC 17A-5

To the Directors of Raymond James (USA) Ltd.

In planning and performing our audit of the financial statements of Raymond James (USA) Ltd. (formerly Raymond James Ltd. (USA) Inc.), for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3; and (2) in complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

KPMG

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC 17A-5

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters with internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants

Vancouver, Canada
November 3, 2006

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part II Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ○ Alternate ● [0011]

Name of Broker Dealer: RAYMOND JAMES LTD (USA), INC. [0013]

SEC File Number: 8- 42071 [0014]

Address of Principal Place of Business: 925 WEST GEORGIA STREET - 2200 [0020]

VANCOUVER, B.C. [0021] [0022] V6C 3L2 [0023]

Firm ID: 25853 [0015]

For Period Beginning 07/01/2006 [0024] And Ending 09/30/2006 [0025]

Name and telephone number of person to contact in regard to this report:

Name: SANDRA RICHARD, CFO [0030] Phone: (604)654-1223 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ● [0040] No ○ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	1,459,394 [0200]		1,459,394 [0750]
2. Cash segregated in compliance with federal and other regulations	822,648 [0210]		822,648 [0760]
3. Receivable from brokers or dealers and clearing organizations:			
A. **Failed to deliver:**			
1. **Includable in "Formula for Reserve Requirements"**	1,591,852 [0220]		
2. **Other**	[0230]		1,591,852 [0770]
B. **Securities borrowed:**			
1. **Includable in "Formula for Reserve Requirements"**	[0240]		
2. **Other**	[0250]		0 [0780]
C. **Omnibus accounts:**			
1. **Includable in "Formula for Reserve Requirements"**	[0260]		
2. **Other**	[0270]		0 [0790]
D. **Clearing Organizations:**			
1. **Includable in "Formula for Reserve Requirements"**	[0280]		
2. **Other**	[0290]		0 [0800]
E. **Other**	14,862,888 [0300]	[0550]	14,862,888 [0810]
4. Receivables from customers:			
A. **Securities accounts:**			
1. **Cash and fully secured accounts:**	[0310]		
2. **Partly secured accounts**	[0320]	[0560]	
3. **Unsecured accounts**		[0570]	

	B. Commodity accounts	[0330]	[0580]	
	C. Allowance for doubtful accounts	[0335]	[0590]	0 [0820]
5.	Receivables from non-customers:			
	A. Cash and fully secured accounts	[0340]		
	B. Partly secured and unsecured accounts	[0350]	[0600]	0 [0830]
6.	Securities purchased under agreements to resell	[0360]	[0605]	0 [0840]
7.	Securities and spot commodities owned, at market value:			
	A. Bankers acceptances, certificates of deposit and commercial paper	351,125 [0370]		
	B. U.S. and Canadian Government obligations	[0380]		
	C. State and municipal government obligations	[0390]		
	D. Corporate obligations	[0400]		
	E. Stocks and warrants	[0410]		
	F. Options	[0420]		
	G. Arbitrage	[0422]		
	H. Other securities	[0424]		
	I. Spot commodities	[0430]		
	J. Total inventory - includes encumbered securities of $ [0120]			351,125 [0850]
8.	Securities owned not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
9.	Other investments not readily marketable:			
	A. At cost			

	[0140]			
B. **At estimated fair value**		[0450]	[0620]	0 [0870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
A. **Exempted securities**	[0150]			
B. **Other**	[0160]	[0460]	[0630]	0 [0880]
11. Secured demand notes - market value of collateral:				
A. **Exempted securities**	[0170]			
B. **Other**	[0180]	[0470]	[0640]	0 [0890]
12. Memberships in exchanges:				
A. **Owned, at market value**	[0190]			
B. **Owned, at cost**			[0650]	
C. **Contributed for use of company, at market value**			[0660]	0 [0900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	505,380 [0670]	505,380 [0910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		[0490]	[0680]	0 [0920]
15. Other Assets:				
A. **Dividends and interest receivables**		[0500]	930 [0690]	
B. **Free shipments**		[0510]	[0700]	
C. **Loans and advances**		[0520]	[0710]	

D.	Miscellaneous	[0530]	[0720]	
E.	Collateral accepted under SFAS 140	[0536]		
F.	SPE Assets	[0537]		930 [0930]
16.	TOTAL ASSETS	19,087,907 [0540]	506,310 [0740]	19,594,217 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
17. Bank loans payable:			
A. **Includable in "Formula for Reserve Requirements"**			[1460]
B. **Other**			[1470]
18. Securities sold under repurchase agreements			[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. **Failed to receive:**			
1. **Includable in "Formula for Reserve Requirements"**			1,590,993 [1490]
2. **Other**			[1500]
B. **Securities loaned:**			
1. **Includable in "Formula for Reserve Requirements"**			[1510]
2. **Other**			[1520]
C. **Omnibus accounts:**			
1. **Includable in "Formula for Reserve Requirements"**			[1530]
2. **Other**			[1540]
D. **Clearing organizations:**			
1. **Includable in "Formula for Reserve Requirements"**			[1550]
2. **Other**			[1560]
E. **Other:**			14,856,671 [1570]
20. Payable to customers:			
A. **Securities accounts including free credits of** [0950]			[1580]

B. Commodities acccounts	[1590]
21. Payable to non customers:	
A. Securities accounts	[1600]
B. Commodities accounts	[1610]
22. Securities sold not yet purchased at market value including arbitrage of ____ [0960]	[1620]
23. Accounts payable and accrued liabilities and expenses:	
A. Drafts payable	[1630]
B. Accounts payable	[1640]
C. Income taxes payable	225,310 [1650]
D. Deferred income taxes	[1660]
E. Accrued expenses and other liabilities	[1670]
F. Other	[1680]
G. Obligation to return securities	[1686]
H. SPE Liabilities	[1687]
24. Notes and mortgages payable:	
A. Unsecured	[1690]
B. Secured	[1700]
25. Liabilities subordinated to claims of general creditors:	
A. Cash borrowings	[1710]
1. from outsiders ____ [0970]	
2. Includes equity subordination (15c3-1 (d)) of ____ [0980]	
B. Securities borrowings, at market value:	[1720]
from outsiders ____ [0990]	

	C. Pursuant to secured demand note collateral agreements				[1730]
	1. from outsiders [1000]				
	2. Includes equity subordination (15c3-1 (d)) of [1010]				
	D. Exchange memberships contributed for use of company at market value				[1740]
	E. Accounts and other borrowings not qualified for net capital purposes	[1220]			[1750]
26.	TOTAL LIABILITIES:	[1230]		[1450]	16,672,974 [1760]

Ownership Equity

			Total
27.	Sole proprietorship		[1770]
28.	Partnership-limited partners	[1020]	[1780]
29.	Corporation		
	A. Preferred stock		[1791]
	B. Common stock		1,045,000 [1792]
	C. Additional paid-in capital		[1793]
	D. Retained earnings		1,876,243 [1794]
	E. Total		2,921,243 [1795]
	F. Less capital stock in treasury		[1796]
30.	TOTAL OWNERSHIP EQUITY:		2,921,243 [1800]
31.	TOTAL LIABILITIES AND OWNERSHIP EQUITY:		19,594,217 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 07/01/2006 [3932]	Period Ending 09/30/2006 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:		
a.	Commissions on transactions in exchange listed equity securities executed on an exchange		142,421 [3935]
b.	Commissions on transactions in exchange listed equity securities executed over-the-counter		[3937]
c.	Commissions on listed options transactions		[3938]
d.	All other securities commissions		[3939]
e.	Total securities commissions		142,421 [3940]
2.	Gains or losses on firm securities trading accounts:		
a.	From market making in over-the-counter equity securities		[3941]
i.	Includes gains or (losses) OTC market making in exchange listed equity securities	[3943]	
b.	From trading in debt securities		[3944]
c.	From market making in options on a national securities exchange		[3945]
d.	From all other trading		[3949]
e.	Total gains or (losses)		0 [3950]
3.	Gains or losses on firm securities investment accounts		
a.	Includes realized gains (losses)	[4235]	
b.	Includes unrealized gains (losses)	[4236]	
c.	Total realized and unrealized gains (losses)		0 [3952]
4.	Profits or (losses) from underwriting and selling groups		[3955]
a.	Includes underwriting income from corporate equity securities	[4237]	
5.	Margin interest		[3960]
6.	Revenue from sale of investment company shares		[3970]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Revenue from research services		[3980]
9.	Commodities revenue		

		[3990]
10. Other revenue related to securities business		[3985]
11. Other revenue		28,914 [3995]
12. Total revenue		171,335 [4030]
EXPENSES		
13. Registered representatives' compensation		[4110]
14. Clerical and administrative employees' expenses		[4040]
15. Salaries and other employment costs for general partners, and voting stockholder officers		[4120]
a. **Includes interest credited to General and Limited Partners capital accounts**	[4130]	
16. Floor brokerage paid to certain brokers (see definition)		[4055]
17. Commissions and clearance paid to all other brokers (see definition)		[4145]
18. Clearance paid to non-brokers (see definition)		[4135]
19. Communications		[4060]
20. Occupancy and equipment costs		[4080]
21. Promotional costs		[4150]
22. Interest expense		[4075]
a. **Includes Interest on accounts subject to subordination agreements**	[4070]	
23. Losses in error account and bad debts		[4170]
24. Data processing costs (including service bureau service charges)		[4186]
25. Non-recurring charges		[4190]
26. Regulatory fees and expenses		[4195]
27. Other expenses		[4100]
28. Total expenses		0 [4200]
NET INCOME		
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)		171,335 [4210]
30. Provision for Federal income taxes (for parent only)		72,130 [4220]
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. **After Federal income taxes of**	[4238]	
32. Extraordinary gains (losses)		[4224]

a. **After Federal income taxes of**	[4239]	
33. Cumulative effect of changes in accounting principles		[4225]
34. Net income (loss) after Federal income taxes and extraordinary items		99,205 [4230]

MONTHLY INCOME

35. Income (current monthly only) before provision for Federal income taxes and extraordinary items	60,482 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- [4335A]	[4335A2]	[4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) [4580]
(3)--Exempted by order of the Commission

INFORMATION FOR POSSSESSION OR CONTROL REQUIREMENTS UNDER 15C3-3

State the market valuation and the number of items of:

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B	[4586]
	A. Number of items	[4587]
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D	[4588]
	A. Number of items	[4589]
3.	The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3	Yes (selected) [4584] No [4585]

COMPUTATION FOR RESERVE REQUIREMENTS FOR BROKER DEALERS UNDER RULE 15C3-3

CREDIT BALANCES

1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)		[4340]	
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		[4350]	
3.	Monies payable against customers' securities loaned (see Note C)		[4360]	
4.	Customers' securities failed to receive (see Note D)		1,591,017 [4370]	
5.	Credit balances in firm accounts which are attributable to principal sales to customers		[4380]	
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		[4390]	
7.	**Market value of short security count differences over 30 calendar days old		[4400]	
8.	**Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		[4410]	
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days		[4420]	
10.	Other (List)			
		[4425A]	[4425B]	
		[4425C]	[4425D]	
		[4425E]	[4425F]	
			0 [4425]	
11.	TOTAL CREDITS			1,591,017 [4430]

DEBIT BALANCES

12.	**Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	[4440]	
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	[4450]	
14.	Failed to deliver of customers' securities not older than 30 calendar days	1,564,257 [4460]	
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)	[4465]	

16. Other (List)

[4469A]	[4469B]	
[4469C]	[4469D]	
[4469E]	[4469F]	
	0 [4469]	
17. **Aggregate debit items		1,564,257 [4470]
18. **less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))		-46,927 [4471]
19. **TOTAL 15c3-3 DEBITS		1,517,330 [4472]

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11)		[4480]
21. Excess of total credits over total debits (line 11 less line 19)		73,687 [4490]
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		[4500]
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		822,648 [4510]
24. Amount on deposit (or withdrawal) including		[4520]
value of qualified securities	[4515]	
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including		822,648 [4530]
value of qualified securities	[4525]	
26. Date of deposit (MM/DD/YYYY)		[4540]

FREQUENCY OF COMPUTATION

Daily ○ [4332] Weekly ◉ [4333] Monthly ○ [4334] N/A ○

** **In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.**

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS FOR BROKER DEALERS

CREDIT BALANCES

1.	Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)		[2110]	
2.	Monies borrowed collateralized by securities carried for PAIB (See Note 1)		[2120]	
3.	Monies payable against PAIB securities loaned (see Note 2)		[2130]	
4.	PAIB securities failed to receive		[2140]	
5.	Credit balances in firm accounts which are attibutable to principal sales to PAIB		[2150]	
6.	Other (List) (See Notes 4,5 and 6)			
		[2160A]	[2160B]	
		[2160C]	[2160D]	
		[2160E]	[2160F]	
			0 [2160]	
7.	TOTAL PAIB CREDITS			0 [2170]

DEBIT BALANCES

8.	Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection		[2180]	
9.	Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver		[2190]	
10.	Failed to deliver of PAIB securities not older than 30 calendar days		[2200]	
11.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts (See Notes 3,4,5 and 6)		[2210]	
12.	Other (List)			
		[2220A]	[2220B]	
		[2220C]	[2220D]	
		[2220E]	[2220F]	
			0 [2220]	
13.	TOTAL PAIB DEBITS			0 [2230]

RESERVE COMPUTATION

14.	Excess of total PAIB debits over total PAIB credits (line 13 less	[2240]

line 7)

15.	Excess of total PAIB credits over total PAIB debits (line 7 less line 13)		[2250]
16.	Excess debits in customer reserve formula computation		[2260]
17.	PAIB Reserve Requirement (line 15 less line 16)		0 [2270]
18.	Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	[2275]	[2280]
19.	Amount of deposit (or withdrawal) including value of qualified securities	[2285]	[2290]
20.	New amount in Reserve Bank Account(s) after adding deposit or subtracting value of qualified securities	[2295]	[2300]
21.	Date of deposit (MM/DD/YYYY)		[2310]

FREQUENCY OF COMPUTATION

Weekly ○ [2320] Monthly ○ [2330] N/A ○

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			2,921,243 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			2,921,243 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			2,921,243 [3530]
6.	Deductions and/or charges:			
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C)		506,310 [3540]	
	1. Additional charges for customers' and non-customers' security accounts		[3550]	
	2. Additional charges for customers' and non-customers' commodity accounts		[3560]	
	B. Aged fail-to-deliver		85,825 [3570]	
	1. Number of items	5 [3450]		
	C. Aged short security differences-less			
	reserve of	[3460]	[3580]	
	number of items	[3470]		
	D. Secured demand note deficiency		[3590]	
	E. Commodity futures contracts and spot commodities proprietary capital charges		[3600]	
	F. Other deductions and/or charges		[3610]	
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), and (a)(7) and (c)(2)(x).		[3615]	
	H. Total deductions and/or charges			-592,135 [3620]

7. Other additions and/or credits (List)			
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8. Net capital before haircuts on securities positions			2,329,108 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. **Contractual securities commitments**		[3660]	
B. **Subordinated securities borrowings**		[3670]	
C. **Trading and investment securities:**			
1. **Bankers' acceptances, certificates of deposit and commerical paper**		[3680]	
2. **U.S. and Canadian government obligations**		[3690]	
3. **State and municipal government obligations**		[3700]	
4. **Corporate obligations**		[3710]	
5. **Stocks and warrants**		[3720]	
6. **Options**		[3730]	
7. **Arbitrage**		[3732]	
8. **Other securities**		[3734]	
D. **Undue Concentration**		[3650]	
E. **Other (List)**			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			2,329,108 [3750]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	31,285 [3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000 [3880]
24.	Net capital requirement (greater of line 22 or 23)	250,000 [3761]
25.	Excess net capital (line 10 less 24)	2,079,108 [3910]
26.	Percentage of Net Capital in Aggregate Debits (line 10 by line 17)	149 [3851]
27.	Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 by line 17)	149 [3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	2,209,108 [3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) - Net Capital	% [3852]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capital.

1. Equity Capital

A. **Partnership Capital:**

1.	**General Partners**	[4700]
2.	**Limited**	[4710]
3.	**Undistributed Profits**	[4720]
4.	**Other**	0 [4730]

Description	Amount
[4730A]	[4730B]
[4730C]	[4730D]
[4730E]	[4730F]

5.	**Sole Proprietorship**	[4735]

B. **Corporation Capital:**

1.	**Common Stock**	[4740]
2.	**Preferred Stock**	[4750]
3.	**Retained Earnings (Dividends and Other)**	[4760]
4.	**Other (describe below)**	0 [4770]

Description	Amount
[4770A]	[4770B]
[4770C]	[4770D]
[4770E]	[4770F]

2. Subordinated Liabilities

A.	**Secured Demand Notes**	[4780]
B.	**Cash Subordinations**	[4790]
C.	**Debentures**	[4800]
D.	**Other**	0 [4810]

Description	Amount
[4810A]	[4810B]

[4810C]	[4810D]
[4810E]	[4810F]

3. Other Anticipated Withdrawals

A. **Bonuses** [4820]

B. **Voluntary Contributions to Pension or Profit Sharing Plans** [4860]

C. **Other** 0 [4870]

Description	Amount
[4870A]	[4870B]
[4870C]	[4870D]
[4870E]	[4870F]

Total 0 [4880]

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		2,822,038 [4240]
	A. Net income (loss)		99,205 [4250]
	B. Additions (includes non-conforming capital of	[4262])	[4260]
	C. Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		2,921,243 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

Customers' Regulated Commodity Futures Accounts

Segregation Requirements

1.	Net ledger balance:	
	A. **Cash**	[7010]
	B. **Securities (at market)**	[7020]
2.	Net unrealized profit (loss) in open futures cantracts traded on a contract market:	[7030]
3.	Exchange traded options:	
	A. **Add: Market Value of open option contracts purchased on a contract market**	[7032]
	B. **Deduct: Market Value of open option contracts granted (sold) on a contract market**	[7033]
4.	Net equity (deficit) (total of 1, 2 and 3)	0 [7040]
5.	Add accounts liquidating to a deficit and accounts with debit balances with no open trades	[7050]
6.	Amount required to be segregated (total of 4 and 5)	0 [7060]

Funds On Deposit In Segregation

7.	Deposited in segregated funds bank accounts:	
	A. **Cash**	822,648 [7070]
	B. **Securities representing investments of customers' funds (at market)**	[7080]
	C. **Securities held for particular customer or option customers in lieu of cash (at market)**	[7090]
8.	Margins on deposit with clearing organizations of contract markets:	
	A. **Cash**	[7100]
	B. **Securities representing investments of customers' funds (at market)**	[7110]
	C. **Securities held for particular customer or option customers in lieu of cash (at market)**	[7120]
9.	Settlement due from (to) clearing organizations of contract markets	[7130]
10.	Exchange traded options:	
	A. **Add: Unrealized receivables for option contracts purchased on contract markets**	[7132]
	B. **Deduct: Unrealized obligations for option contracts granted (sold) on contract markets**	[7133]
11.	Net Equities with other FCMs	[7140]
12.	Segregated funds on hand:	

	A. Cash	[7150]
	B. Securities representing investments of customers' funds (at market)	[7160]
	C. Securities held for particular customer or option customers in lieu of cash (at market)	[7170]
13.	Total amount in segregation (total of 7 through 12)	822,648 [7180]
14.	Excess (incufficiency) funds in segregation (13 minus 6)	822,648 [7190]

FINANCIAL AND OPERATIONAL DATA

			Valuation	Number
1.	Month end total number of stock record breaks unresolved over three business days			
	A	**breaks long**	[4890]	[4900]
	B	**breaks short**	[4910]	[4920]
2.	Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calender quarter?		Yes (•) [4930]	No ( ) [4940]
3.	Personnel employed at end of reporting period			
	A	**Income producing personnel**		[4950]
	B	**Non-income producing personnel (all other)**		[4960]
	C	**Total**		0 [4970]
4.	Actual number of tickets executed during current month of reporting period			475 [4980]
5.	Number of corrected customer confirmations mailed after settlement date			2 [4990]

		No. of Items	Debit(Short Value)	No. of Items	Credit(Long Value)
6.	Money differences	[5000]	[5010]	[5020]	[5030]
7.	Security suspense accounts	[5040]	[5050]	[5060]	[5070]
8.	Security difference accounts	[5080]	[5090]	[5100]	[5110]
9.	Commodity suspense accounts	[5120]	[5130]	[5140]	[5150]
10.	Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge - unresolved amounts over 30 calender days	[5160]	[5170]	[5180]	[5190]
11.	Bank account reconcilations - unresolved amounts over 30 calender days	[5200]	[5210]	[5220]	[5230]

12.	Open transfers over 40 calender days not confirmed	[5240]	0 [5250]	[5260]	[5270]
13.	Transactions in reorganization accounts - over 60 calender days	[5280]	[5290]	[5300]	[5310]
14.	**Total**	0 [5320]	0 [5330]	0 [5340]	0 [5350]

		No. of Items	Ledger Amount	Market Value
15.	Failed to deliver 5 business days or longer (21 business days or longer in the case of Municipal Securities)	5 [5360]	747,556 [5361]	567,564 [5362]
16.	Failed to receive 5 business days or longer (21 business days or longer in the case of Municipal Securities)	5 [5363]	746,951 [5364]	572,166 [5365]

17. Securities concentrations (See instructions in Part I)

A	**Proprietary positions**	[5370]
B	**Customers accounts under Rule 15c3-3**	[5374]

18.	Total of personal capital borrowings due within six months	[5378]
19.	Maximum haircuts on underwriting commitments during the period	[5380]
20.	Planned capital expenditures for business expansion during next six months	[5382]
21.	Liabilities of other individuals or organizations guaranteed by respondent	[5384]
22.	Lease and rentals payable within one year	[5386]

23. Aggregate lease and rental commitments payable for entire term of lease

A	**Gross**	[5388]
B	**Net**	[5390]